UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 26, 2012	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent adviser.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

MAJOR TRANSACTION

PURCHASE OF SIXTY AIRBUS A320 SERIES AIRCRAFT

26 November 2012

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Acquisition”	means the purchase of the Airbus Aircraft by the Company under the Purchase Agreement;

“Airbus Aircraft”	means sixty brand new Airbus A320 series aircraft;

“Airbus SAS”	means Airbus SAS, a company created and existing under the laws of France;

“Announcement”	means the announcement of the Company dated 23 November 2012 regarding, among others, the Company’s entry into the Purchase Agreement with Airbus SAS regarding the Acquisition;

“ATKs”	means the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown;

“Board”	means the board of directors of the Company;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 59.94% of its issued share capital as at the Latest Practicable Date;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	means the actual consideration payable by the Company to Airbus SAS for the purchase of the Airbus Air craft (taking into account the price concessions);

“Directors”	means the directors of the Company;

“Group”	means the Company and its subsidiaries;

DEFINITIONS

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Latest Practicable Date”	means 23 November 2012, being the latest practicable date of ascertaining certain information included herein before the printing of this circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“Purchase Agreement”	means the agreement entered into on 23 November 2012 by the Company (as purchaser) with Airbus SAS (as seller) regarding the Acquisition;

“RMB”	means renminbi, the lawful currency of the PRC;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; “United States” means the United States of America; and

“USD”	means United States dollar, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.35 is used in this circular. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

Directors:		Legal address:
Liu Shaoyong	(Chairman)	66 Airport Street
Ma Xulun	(Vice Chairman, President)	Pudong International Airport
Xu Zhao	(Director)	Shanghai
Gu Jiadan	(Director)	PRC
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)	Head office:
Luo Zhuping	(Director)	2550 Hongqiao Road
Shanghai
Independent non-executive Directors:		PRC
Sandy Ke-Yaw Liu
Wu Xiaogen		Principal place of business in Hong Kong:
Ji Weidong		Unit B, 31/F
Shao Ruiqing		United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong

26 November 2012

To the shareholders of the Company

Dear Sir or Madam,

MAJOR TRANSACTION

PURCHASE OF SIXTY AIRBUS A320 SERIES AIRCRAFT

1.          INTRODUCTION

Reference is made to the Announcement regarding, among others, the Company’s purchase of the Airbus Aircraft from Airbus SAS pursuant to the Purchase Agreement.

LETTER FROM THE BOARD

The Purchase Agreement constitutes a major transaction of the Company under Chapter 14 of the Listing Rules and is subject to the approval of the shareholders of the Company.

2.          THE PARTIES

The Company is principally engaged in the business of civil aviation.

Airbus SAS, to the knowledge of the Directors, is principally engaged in the business of aircraft manufacturing and selling aircraft.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Airbus SAS and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

3.          THE PURCHASE AGREEMENT

On 23 November 2012, the Company (as the purchaser) entered into the Purchase Agreement with Airbus SAS (as the seller) regarding the Acquisition.

Based on the information provided by Airbus SAS, the total asset value of the Airbus Aircraft, as determined by reference to the relevant catalog price in 2012 supplied by Airbus SAS, amounts in aggregate to approximately USD5.392 billion (equivalent to approximately RMB34.239 billion).

Consideration

The aircraft basic price of the Airbus Aircraft in aggregate is approximately USD5.392 billion (equivalent to approximately RMB34.239 billion) based on the relevant price catalog in 2012. Such aircraft basic price comprises the airframe price and engine price.

The Purchase Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Airbus SAS has granted to the Company substantive price concessions with regard to the Airbus Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Airbus SAS and as a result, the Consideration is significantly lower than the aircraft basic price of the Airbus Aircraft mentioned above.

Based on the Consideration, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is above 25% but less than 100%. Accordingly, the Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange.

In respect of the Acquisition, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on a number of occasions raised the issue with Airbus SAS in order to seek its consent to the Company’s disclosing certain otherwise required information (including the Consideration) in the Announcement and this circular. Nonetheless, Airbus SAS, for business reasons and from

LETTER FROM THE BOARD

a commercial perspective, did not accede to the Company’s request in this respect, and insisted on the preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions (including Listing Rules 14.58(4) and 14.66(4)) under the Listing Rules in respect of the disclosure of the Consideration.

The Company confirms that the extent of the price concessions granted to the Company under the Purchase Agreement is comparable to price concessions granted to the Company under the previous agreements regarding the purchase of brand new aircraft from Airbus SAS. The price concessions granted to the Company under the Purchase Agreement will mainly affect the depreciation of aircraft in the future operation cost of the Company. The Company believes that the price concessions obtained by the Company under the Purchase Agreement have no material impact on the Company’s future operating costs taken as a whole.

The Company has also taken into account the current economic environment, the industry performance and the Company’s financial position, and considers that the extent of the price concessions granted to the Company under the Purchase Agreement are fair and reasonable and in the interests of its shareholders.

Payment terms and source of funding

The Consideration is payable by cash in United States dollars in installments, and is, as currently contemplated, being funded through the Company’s working capital, bank loans from commercial banks and other sources of financing available to the Company.

Delivery

The Airbus Aircraft are expected to be delivered to the Company in stages from 2014 to 2017.

Reasons for entering into the Purchase Agreement and benefits expected to accrue to the Company

The Airbus Aircraft will primarily be used to satisfy the increasing demand for domestic medium and short-haul passenger air transportation routes, to increase the Company’s capacity in domestic routes, and to enhance the routes network of the Company. The purchase of the Airbus Aircraft will further strengthen the Company’s competitiveness in the domestic civil aviation market and increase its operational capacity in domestic routes of the Company.

Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft, the Acquisition will increase the ATKs of the Company by approximately 12.05% (based on the ATKs of the Company as at 31 December 2011).

The Acquisition has been approved by the Directors, and is subject to approval by the shareholders of the Company. The Acquisition is also subject to approvals by the relevant regulatory authority(ies) in the PRC in compliance with relevant regulatory requirements.

LETTER FROM THE BOARD

The Directors believe that the terms of the Purchase Agreement (including the price concessions under the Purchase Agreement) are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Financial impact of the Acquisition

As mentioned above, part of the Consideration is, as currently contemplated, being funded through bank loans from commercial banks. The Acquisition may therefore result in an increase in the Company’s debt-to-equity ratio, but as the Consideration is payable by installments, it is not expected to have substantial impact on the Company’s cash-flow position or its business operations.

The Acquisition is not expected to result in any material impact on the earnings, assets and liabilities of the Group.

4.          IMPLICATIONS UNDER THE LISTING RULES

The Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

CEA Holding, which directly holds 4,831,375,000 A shares of the Company and indirectly holds 1,927,375,000 H shares of the Company representing in aggregate approximately 59.94% of the issued share capital of the Company, does not have any interest or benefit under the Acquisition. No shareholder of the Company (including CEA Holding) would be required to abstain from voting at any general meeting of the Company, if convened, to approve the Acquisition.

The Acquisition has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting of the Company is required to be convened.

5.          ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

APPENDIX I	FINANCIAL INFORMATION

THREE-YEAR FINANCIAL INFORMATION OF THE GROUP

The Company is required to set out in this circular the information for the last three financial years with respect to the profits and losses, financial record and position, set out as a comparative table and the latest published audited balance sheet together with the notes on the annual accounts for the last financial year for the Group.

The audited consolidated financial statements of the Group for the years ended 31 December 2011, 2010 and 2009, and the unaudited consolidated financial statement of the Group for the six months ended 30 June 2012, together with the accompanying notes to the financial statements, can be found on pages 78 to 197 of the annual report of the Company for the year ended 31 December 2011, pages 101 to 220 of the annual report of the Company for the year ended 31 December 2010, pages 66 to 164 of the annual report of the Company for the year ended 31 December 2009 and pages 2 to 40 of the interim report of the Company for the six months ended 30 June 2012, respectively. Please also see below the hyperlinks to the said reports:

http://www.hkexnews.hk/listedco/listconews/sehk/2012/0418/LTN20120418666.pdf

http://www.hkexnews.hk/listedco/listconews/sehk/20110418/LTN20110418045.pdf

http://www.hkexnews.hk/listedco/listconews/sehk/20100428/LTN201004281007.pdf

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0912/LTN20120912627.pdf

APPENDIX I	FINANCIAL INFORMATION

INDEBTEDNESS OF THE GROUP

Indebtedness

As at the close of business on 30 September 2012, being the latest practicable date for the purpose of this indebtedness statement, the Group had the following liabilities:

		Unsecured
			Non-
	Secured	Guaranteed	guaranteed	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Short-term bank loans	1,002,500	–	8,843,628	9,846,128
Super short-term
commercial paper	–	–	4,000,000	4,000,000
Notes payable	–	–	700,000	700,000
Long-term bank loans	17,594,261	235,493	8,927,504	26,757,258
Finance lease obligations	20,863,738	–	–	20,863,738
Loans from an associate,
Eastern Air Group
Finance Co., Ltd.	–	–	941,092	941,092
Bonds payable	–	–	2,500,000	2,500,000
	39,460,499	235,493	25,912,224	65,608,216

Secured short-term bank loans of RMB1,002,500,000 were secured by bank deposits of RMB1,000,000,000.

In September 2012, the Company issued the first tranche of 2012 super short-term commercial paper in the amount of RMB4,000,000,000 with 270 days maturity and bears interest at 4.1% per annum.

Secured long-term bank loans of RMB17,594,261,000 were secured by certain aircrafts and other fixed assets with an aggregate carrying amount of RMB21,820,725,511 and RMB98,912,997 respectively.

Finance lease obligations of RMB20,863,738,000 were secured by the related aircrafts under finance leases with an aggregate carrying amount of RMB31,548,399,000 and the relevant insurance policies and bank guarantees.

The unsecured guaranteed long-term loans of RMB235,493,000 were guaranteed by CEA Holding and China Construction Bank.

In August 2011, a subsidiary of the Company issued a bond in the principal amount of RMB2,500,000,000 with 3 years maturity and bears interest at 4% per annum.

APPENDIX I	FINANCIAL INFORMATION

General

Save as aforesaid and apart from intra-group liabilities, the Group did not have: (a) any other debt securities issued and outstanding, and authorised or otherwise created but unissued; (b) any other term loans; (c) any other borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments; (d) any other mortgages or charges; or (e) any other material guarantees or contingent liabilities at the close of business on 30 September 2012.

The management of the Company confirms that, according to the management accounts of the Company, the indebtedness position of the Company has not substantially changed during the period from 30 September 2012 to the Latest Practicable Date.

Material Capital Commitments

Details of the material capital commitments of the Group as at 30 September 2012 are set out as follows:

RMB’000

Authorised and contracted for:
– Aircraft, engines and flight equipment	142,745,789
– Other property, plant and equipment	74,917
– Other	627,759

143,448,465

Authorised but not contracted for:
– Aircraft, engines and flight equipment	392,950
– Other property, plant and equipment	1,686,312
– Other	53,000

2,132,262

Total capital commitments	145,580,727

APPENDIX I	FINANCIAL INFORMATION

Contracted expenditure for the above aircraft, engines and flight equipment, including deposits prior to delivery and subject to future inflation increases built into the contracts and discounts available upon delivery of the aircraft (if any), were expected to be paid as follows:

RMB’000

Within 1 year	24,448,138
In the second year	33,067,142
In the third year	45,856,711
In the fourth year	22,114,269
Over four years	17,259,529

142,745,789

SUFFICIENCY OF WORKING CAPITAL

Taking into account the expected completion of the Acquisition and the financial resources available to the Group, including the internally generated funds and the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular, in the absence of any unforeseeable circumstances.

TRADING AND FINANCIAL PROSPECTS

Trading prospects

The operations of the Group as an air transport enterprise that performs public service functions are closely linked to the political and economic development both at home and abroad. As such, the Group’s operations as well as that of the aviation industry are, to a significant extent, subject to the risks associated with unforeseen occurrences of geopolitical events and other significant events.

In the future, the Company intends to become a premium airline that is globally competitive. In addition, the Group intends to transform from a traditional air passenger and freight carrier to an integrated, modern aviation services provider.

In 2012, the aviation industry of the PRC is expected to face significant pressures as a result of complex and changing domestic and international operating environments, significant cost increases and a general downturn in the global aviation industry. In addition, with the slowdown of the PRC economy, the domestic PRC aviation industry will be further affected. To counter these developments, the Company will seek to proactively implement its operational plans and promote the transformation of the Company to an integrated, modern aviation services provider, which it believes will improve operating results while maintaining stability.

APPENDIX I	FINANCIAL INFORMATION

Financial outlook

In 2012, the Company will proactively adjust the fleet structure to lower operation cost. In addition, the Company will optimise resource allocation among its routes and flight capacity and enhance its operating efficiency. The Company will also expand its overseas sales channels to strengthen its operating capabilities for international routes. At the same time, the Company will continuously maximise cost reduction measures and implement cost optimisation strategies to reduce its finance costs; continue to optimise the structure of its long and short term domestic and foreign currency debts to reduce its finance expenses; strengthen controls on the budget implementation process to minimise financial risks; and strengthen capital operations and diversify financing channels to lower finance costs.

MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 December 2011, being the date to which the latest published audited accounts of the Company have been made up.

APPENDIX II	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

		Number of	Capacity
		shares held –	in which
		Personal	the A shares
Name	Position	interest	were held

Liu Shaoyong	Chairman	0	–
Ma Xulun	Vice Chairman, President	0	–
Xu Zhao	Director	0	–
Gu Jiadan	Director	0	–
Li Yangmin	Director, Vice President	3,960 A shares	Beneficial owner
		(Note 1)
Tang Bing	Director, Vice President	0	–
Luo Zhuping	Director	11,616 A shares	Beneficial owner
		(Note 2)
Sandy Ke-Yaw Liu	Independent non-executive Director	0	–
Wu Xiaogen	Independent non-executive Director	0	–
Ji Weidong	Independent non-executive Director	0	–
Shao Ruiqing	Independent non-executive Director	0	–
Yu Faming	Chairman of the Supervisory Committee	0	–
Xi Sheng	Supervisor	0	–
Feng Jinxiong	Supervisor	0	–
Yan Taisheng	Supervisor	0	–
Liu Jiashun	Supervisor	3,960 A shares	Beneficial owner
		(Note 1)
Shu Mingjiang	Vice President	0	–

APPENDIX II	GENERAL INFORMATION

		Number of	Capacity
		shares held –	in which
		Personal	the A shares
Name	Position	interest	were held

Wu Yongliang	Vice President, Chief Financial Officer	3,696 A shares	Beneficial owner
		(Note 3)
Tian Liuwen	Vice President	0	–
Wang Jian	Board Secretary, Joint Company Secretary, Authorised representative in Hong Kong	0	–
Ngai Wai Fung	Joint Company Secretary	0	–

Note 1:	representing approximately 0.000035% of the Company’s total issued shares as at the Latest Practicable Date.

Note 2:	representing approximately 0.0001% of the Company’s total issued shares as at the Latest Practicable Date.

Note 3:	representing approximately 0.000033% of the Company’s total issued shares as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman), Mr. Xu Zhao and Mr. Gu Jiadan (Directors), Mr. Yu Faming (a supervisor and the Chairman of the Supervisory Committee of the Company) and Mr. Xi Sheng (a supervisor of the Company) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX II	GENERAL INFORMATION

MISCELLANEOUS

Joint Company Secretary

Mr. Wang Jian who holds a Master ’s degree in Business Administration and an Executive Masters degree of Business Administration, is a joint company secretary of the Company. Mr. Wang has obtained a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange. Mr. Wang Jian is assisted by Mr. Ngai Wai Fung, the other joint company secretary of the Company for three years with effect from 6 April 2012.

Mr. Ngai is a fellow and vice president of the Hong Kong Institute of Chartered Secretaries, a fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom, a member of the Hong Kong Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants in the United Kingdom. Mr. Ngai has a Doctorate in Finance from the Shanghai University of Finance and Economics, a Master ‘s degree in Corporate Finance from the Hong Kong Polytechnic University and a Master ’s degree in Business Administration (MBA) from Andrews University in the United States.

Service Contracts

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring nor terminable by the Group within a year without payment of any compensation (other than statutory compensation).

Competing interests

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

Interests in the Group’s assets or contracts or arrangements significant to the Group

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2011 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

APPENDIX II	GENERAL INFORMATION

Litigation

As at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

Material contracts

1.	On 20 December 2010, the Company, 中國遠洋運輸（集團）總公司 (China Ocean Shipping (Group) Company), Concord Pacific Limited and Singapore Airlines Cargo Pte Ltd. entered into a capital increase agreement, pursuant to which the Company agreed to contribute RMB1.0455 billion, 中國遠洋運輸（集團）總公司 (China Ocean Shipping (Group) Company) agreed to contribute RMB348.5 million, Concord Pacific Limited agreed to contribute RMB328 million and Singapore Airlines Cargo Pte Ltd. agreed to contribute RMB328 million to 中國貨運航空有限公 司 (China Cargo Airlines Co., Ltd.) (China Cargo Airlines) respectively.

On 20 December 2010, China Cargo Airlines and 上海國際貨運航空有限公司 (Shanghai Airlines Cargo International Co., Ltd.) (Shanghai Cargo Airlines) entered into an asset acquisition agreement, pursuant to which the core cargo air transportation business and related assets of Shanghai Cargo Airlines shall be acquired by China Cargo Airlines. The preliminary transfer price is RMB29.316 million (the final amount is subject to filing of the assets appraisal report with and confirmation by the state-owned assets authorities).

On 20 December 2010, China Cargo Airlines (as purchaser) and 長城航空有限公司 (Great Wall Airlines) (Great Wall Airlines) (as vendor) entered into an agreement regarding the acquisition of all valuable business carried on by, and all valuable assets of Great Wall Airlines by China Cargo Airlines for a consideration of RMB386,855,000 (subject to adjustments). For more details, please refer to the Company’s announcement dated 20 December 2010.

2.	On 1 August 2011, the Company, Eastern Air Overseas (Hong Kong) Corporation Limited (a wholly owned subsidiary of the Company) (as the issuer), and The Hong Kong and Shanghai Banking Corporation Limited, China International Capital Corporation Hong Kong Securities Limited, Deutsche Bank AG, Hong Kong Branch and Agricultural Bank of China Limited Hong Kong Branch (as the joint lead managers) entered into a subscription agreement in relation to the issue of RMB2,500,000,000 4.00% guaranteed bonds due 8 August 2014 by Eastern Air Overseas (Hong Kong) Corporation Limited. The issuance was completed on 8 August 2011. For more details, please refer to the Company’s announcement dated 2 August 2011.

3.	On 4 November 2011, the Company entered into an equity transfer agreement with 上海東航投資有限公司 (Shanghai Eastern Airlines Investment Co., Ltd) ( SEA Investment) pursuant to which the Company agreed to transfer 5% of the equity interest in 東航房地產投資有限公司 (CEA Real Estate Investment Co., Ltd) held by the Company to SEA Investment. SEA Investment agreed to pay RMB100,663,590 in cash to theCompan y, subject to modification, as the consideration for this transaction. This transaction constitutes a connected transaction of the Company. For more details, please refer to the Company’s announcement dated 4 November 2011.

APPENDIX II	GENERAL INFORMATION

4.	On 23 Marc h 2012, the Company entered into a binding memorandum of understanding with Jetstar Airways Pty Limited (a wholly-owned subsidiary of Qantas Airways Limited (Qantas)) for the establishment of a Hong Kong-based, Jetstar-branded low-cost airline. On 24 August 2012, Eastern Air Overseas (Hong Kong) Corporation Limited (a wholly-owned subsidiary of the Company) entered into a shareholders’ agreement with Jetstar International Group Holdings Co. Limited (a wholly-owned subsidiary of Qantas), pursuant to which the parties agreed to establish Jetstar Hong Kong, a Hong Kong-based, Jetstar-branded low-cost airline. For more details, please see the announcements of the Company dated 23 March 2012 and 24 August 2012.

5.	On 22 August 2012, the Company entered into an agreement with CEA Holding, pursuant to which the Company agreed to acquire and CEA Holding agreed to sell the 20% equity interests in 中國聯合航空有限公司 (China United Airlines Co., Ltd.) held by CEA Holding for a consideration of RMB83,951,873.97. After the completion of the acquisition, China United Airlines Co., Ltd. will become a wholly-owned subsidiary of the Company. The acquisition constitutes a connected transaction of the Company. For more details, please refer to the Company’s announcement dated 22 August 2012.

6.	On 11 September 2012, CEA Holding and CES Finance Holding Co. Ltd (CES Finance) entered into an A shares subscription agreement (A Shares Subscription Agreement) with the Company. Pursuant to the A Shares Subscription Agreement: (a) CEA Holding will, at the subscription price of RMB3.28 per share, subscribe in cash for 241,547,927 new A shares with a total subscription price of RMB792,277,200.56; and (b) CES Finance will, at the subscription price of RMB3.28 per share, subscribe in cash for 457,317,073 new A shares with a total subscription price of RMB1,499,999,999.44. Simultaneously with the entering into of the A Shares Subscription Agreement, CES Global Holdings (Hong Kong) Limited (CES Global) entered into a H shares subscription agreement (H Shares Subscription Agreement) with the Company. Pursuant to the H Shares Subscription Agreement, CES Global will, at the subscription price of HK$2.32 per share, subscribe in cash for 698,865,000 new H shares with a total subscription price of HK$1,621,366,800. The A Shares Subscription Agreement and H Shares Subscription Agreement were approved by the independent shareholders of the Company at the EGM on 9 November 2012. For more details, please refer to the Company’s announcement dated 11 September 2012, circular dated 24 September 2012 and announcement dated 9 November 2012.

Save as disclosed above, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the issue of this circular.

APPENDIX II	GENERAL INFORMATION

Documents for inspection

Copies of the following documents are available for inspection during normal business hours at Unit B, 31/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular:

(1)	the Company’s articles of association;

(2)	the Company’s 2009, 2010 and 2011 annual reports;

(3)	a copy of each contract set out in the paragraph headed “Material Contracts” in this Appendix;

(4)	a copy of each circular issued pursuant to the requirements set out in Chapters 14 and/or 14A of the Listing Rules which has been issued since the date of the latest published audited accounts of the Company; and

(5)	the Purchase Agreement.

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